EXHIBIT 21.1

SUBSIDIARIES OF NANOSTRING TECHNOLOGIES, INC.

Name of Subsidiary	State or other Jurisdiction of Incorporation
NanoString Technologies Europe Ltd.	United Kingdom
NanoString Technologies SAS	France